Exhibit 12.1
USG Corporation
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year end December 31,
	2017	2016	2015(a)	2014(a)	2013(a)	2012(a)
Earnings:
Income (loss) from continuing operations before taxes	243	274	236	33	55	(134)
Less: Income (loss) from equity method investments	42	49	50	35	1	—
Income (loss) from continuing operations before income taxes and equity method investment earnings	201	225	186	(2)	54	(134)
Add: Distributed income of equity investee	23	47	38	—	—	—
Add: Fixed charges	66	158	178	196	220	219
Less: Interest capitalized	(2)	(1)	(3)	(3)	(3)	—
Total Earnings (Loss)	288	429	399	191	271	85

Fixed Charges:
Interest expense	52	141	159	173	195	197
Amortized premiums, discounts, and capitalized related to indebtedness	2	4	4	6	8	9
Interest capitalized	2	1	3	3	3	—
Interest portion of rent expense	10	12	12	14	14	13
Total Fixed Charges	66	158	178	196	220	219

Ratio of Earnings to Fixed Charges	4.4	2.7	2.2	1.0	1.2	- (b)

(a)	Results have been adjusted to reflect L&W Supply Corporation, which was sold on October 31, 2016, as a discontinued operation.

(b)	As a result of the net losses, the amount of the coverage deficiency for the year ended December 31, 2012 was $134 million.